Exhibit 99.16

April 22, 2026

VIA SEDAR+

British Columbia Securities Commission, as Principal Regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland and Labrador)

Office of the Yukon Superintendent of Securities

Northwest Territories Office of the Superintendent of Securities

Office of the Superintendent of Securities Nunavut

New Found Gold Corp.

Dear Sirs/Mesdames:

Re:	New Found Gold Corp. (the “Company”) Prospectus Supplement – Consent of Expert

In connection with the Company’s final prospectus supplement dated April 22, 2026 to a short form base shelf prospectus dated May 23, 2025, including the documents incorporated by reference therein (collectively, the “Prospectus”), I, Keith Boyle, P. Eng., and a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby consent to the use of my name in the Prospectus in connection with references to my involvement in the review and approval of certain scientific and technical information in (i) the Company’s Annual Information Form for the year ended December 31, 2025; and (ii) the Company’s Management’s Discussion and Analysis of the results and financial condition of the Company for the year ended December 31, 2025 (collectively, the “Disclosure”) and to references to the Disclosure, or inclusion of portions thereof, in the Prospectus and to the inclusion and incorporation by reference of information derived from the Disclosure.

I also hereby confirm that I have read the Prospectus, including the Disclosure and extracts from or a summary of the Disclosure contained in the Prospectus, or incorporation by reference therein, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Disclosure or that are within my knowledge as a result of the services I performed in connection with the Disclosure.

I also consent to references to my name and to being named as having approved the Disclosure where used or incorporated by reference in the Company’s Registration Statement on Form F-10 (File No. 333-287547) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission.

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Yours truly,

(Signed) "Keith Boyle"
Keith Boyle, P. Eng.
New Found Gold Corp.

New Found Gold Corp. – Signature Page to Consent of Qualified Person